UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                             -----------------------

                           FAMILY BARGAIN CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    306889403
                                 (CUSIP Number)
                             -----------------------

                              ROBERT M. HIRSH, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  JULY 10, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP NO.  306889403


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Quilvest Finance Ltd. (formerly known as Terfin International, Ltd.)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14        TYPE OF REPORTING PERSON

          CO


                                Page 2 of 8 Pages

CUSIP NO.  306889403


                         AMENDMENT NO. 2 TO SCHEDULE 13D

         THIS AMENDMENT No. 2 supplements the Schedule 13D ("Schedule 13D"), filed on January 22, 1997, as amended by Amendment No. 1 thereto, dated April 4, 1997, in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D):


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended and restated in its entirety as follows:

                  Quilvest Finance, Ltd. (formerly known as Teribe Limited) ("Quilvest Finance") transferred the 2,514,546 shares of Common Stock deemed to be beneficially owned by it to Quilvest American Equity, Ltd. (formerly known as Teribe Limited) ("QAE"), an affiliate of Quilvest Finance, on July 10, 1997.


ITEM 4.  PURPOSE OF TRANSACTION.

                  The first paragraph of Item 4 is amended to add the following:

                  Quilvest Finance consummated the transaction described herein in order to transfer its interest in the Company to QAE.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended and restated in its entirety as follows:

                  (a) Prior to the transaction reported herein, Quilvest Finance may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,514,546 shares of Common Stock (including 2,359,002 shares of Common Stock issuable upon conversion of the 4,484 shares of the Series B Preferred), which constitutes approximately 35.4% of the 7,099,636 shares of Common Stock deemed outstanding with respect to Quilvest Finance pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Quilvest Finance transferred such 2,514,546 shares of Common Stock to QAE on July 10, 1997.

                  (b) Quilvest Finance has the sole power to vote, direct the vote of, dispose of or direct the disposition of any and all Common Stock held by Quilvest Finance.

                  (c) Except as set forth herein or in Exhibits filed herewith, neither Quilvest Finance nor to the best knowledge of Quilvest Finance any of the persons

                                Page 3 of 8 Pages

CUSIP NO.  306889403


listed in Item 2(a) has effected any transaction in the Common Stock of the Company within the past 60 days.

                  (d) Except as set forth in this Item 5, to the best knowledge of Quilvest Finance, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Company. On the basis of its control, through an intermediate holding company, of Quilvest Finance, the board of directors of Quilvest S.A. (formerly known as Entreprises Quilmes S.A.) may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the Common Stock owned by Quilvest Finance.

                  (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 1              Power of Attorney



                                Page 4 of 8 Pages

CUSIP NO.  306889403


                                    SIGNATURE

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 1998

                                            QUILVEST FINANCE, LTD.


                                            By: /s/ J. William Uhrig
                                            ------------------------
                                            Name:  J. William Uhrig
                                            Title: Attorney-in-Fact



                                Page 5 of 8 Pages

CUSIP NO.  306889403

                                  EXHIBIT INDEX

                                                       Page on which
Number         Document                                Exhibit Appears
------         --------                                ---------------
  1            Power of Attorney                             7




                                Page 6 of 8 Pages